FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 December 2012

HSBC ANNOUNCES SETTLEMENTS WITH AUTHORITIES

HSBC has reached agreement with United States authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions laws. This includes a Deferred Prosecution Agreement (DPA) with the US Department of Justice. HSBC has also reached agreement to achieve a global resolution with all other US government agencies that have investigated HSBC's past conduct related to these issues1 and anticipates finalising an undertaking with the United Kingdom Financial Services Authority shortly.

Under these agreements, HSBC will make payments totaling US$1.921bn, continue to cooperate fully with regulatory and law enforcement authorities, and take further action to strengthen its compliance policies and procedures.

Stuart Gulliver, Group Chief Executive, said: "We accept responsibility for our past mistakes. We have said we are profoundly sorry for them, and we do so again. The HSBC of today is a fundamentally different organisation from the one that made those mistakes. Over the last two years, under new senior leadership, we have been taking concrete steps to put right what went wrong and to participate actively with government authorities in bringing to light and addressing these matters.

"While we welcome the clarity that these agreements bring, ensuring the highest standards wherever we do business is an ongoing process. We are committed to protecting the integrity of the global financial system. To this end we will continue to work closely with governments and regulators around the world."

In the past several years, the Board of HSBC Holdings plc has taken decisive action to direct management to fix past shortcomings as they have come to light. Since 2011, with new senior leadership teams in place at both HSBC Group and HSBC North America, HSBC has taken extensive and concerted steps to put in place the highest standards for the future.

The Department of Justice has recognised these efforts in the DPA: "Management has made significant strides in improving 'tone from the top' and ensuring that a culture of compliance permeates the institution. The efforts of management have dramatically improved HSBC Bank USA's and HSBC Group's Bank Secrecy Act / Anti-Money Laundering and Office of Foreign Assets Control compliance programs."
As noted in the DPA, HSBC Bank USA already has, over the past several years, undertaken the following voluntary remedial measures:

• increased its spending on anti-money laundering (AML) approximately nine-fold between 2009 and 2011;
• increased its AML staffing nearly ten-fold between 2010 and 2012;
• revamped its Know Your Customer programme, including treating non-US HSBC Group Affiliates as third parties subject to the same due diligence as all other customers;
• exited 109 correspondent relationships for risk reasons;
• clawed back bonuses for a number of senior officers, and
• spent over US$290m on remedial measures.

HSBC Group has also undertaken a comprehensive overhaul of its structure, controls, and procedures. A number of these improvements is included in the DPA. Among other measures, HSBC Group has:

• simplified its control structure, allowing the Group to manage risks worldwide more effectively;
•    elevated the role of Group Compliance and given it direct oversight over every compliance officer globally, so that both accountability and escalation now flow directly to and from HSBC Group Compliance;

• created the new role of Head of Group Financial Crime Compliance and Group Money Laundering Reporting Officer, who will help to establish a Global Financial Intelligence Unit;
•    made other new senior hires with extensive experience handling relevant international legal and regulatory issues, including a new Chief Legal Officer and a new Global General Counsel for Litigation and Regulatory Affairs;

• adopted a set of guidelines limiting business in those countries that pose a high financial crime risk;
• issued a new global sanctions policy using a more extensive and consistent set of lists to screen all cross-border payments;
• commenced a review of all Know Your Customer files across the entire Group - the first phase of this remediation will cost an estimated US$700m over five years, and
• undertaken to implement single global standards shaped by the highest or most effective anti-money laundering standards available in any location where the HSBC Group operates.

Over the five-year term of the agreement with the Department of Justice, an independent monitor will evaluate HSBC's progress in fully implementing these and other measures it recommends, and will produce regular assessments of the effectiveness of HSBC's compliance function.

The agreement notes that HSBC Bank USA and HSBC Group have "provided valuable assistance to law enforcement." HSBC conducted multiple extensive internal investigations, voluntarily made employees available for interviews, and collected, analysed and organised voluminous evidence and information.

HSBC is firmly committed to putting in place robust standards that will help promote the integrity of the global financial system.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
New York
Robert A Sherman	+1 212 525 6901	robert.a.sherman@us.hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Footnote:

1 These include: (i) a deferred prosecution agreement with the New York County District Attorney's Office; (ii) consent orders with the Board of Governors of the U.S. Federal Reserve System; (iii) an agreement with the U.S. Department of the Treasury's Office of Foreign Assets Control; (iv) agreements and consent orders with the Office of the Comptroller of the Currency (the "OCC"); and (v) a consent order with the Financial Crimes Enforcement Network ("FinCEN") of the Treasury Department.

Notes to editors:

The websites of the agencies involved in these agreements are as follows:
• US Department of Justice: www.justice.gov/
• UK Financial Services Authority: www.fsa.gov.uk/
• The New York County District Attorney's Office: www.manhattanda.org/
• The Board of Governors of the US Federal Reserve System: www.federalreserve.gov/
• US Department of the Treasury's Office of Foreign Assets Control: www.treasury.gov/ofac
• Office of the Comptroller of the Currency: www.occ.gov/
• Financial Crimes Enforcement Network of the Treasury Department: www.fincen.gov/

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                 Date: 11 December 2012